UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[x]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ending December 31, 2004

                              OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
          THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____ to ____

              Commission file number 333-27429

THE AERC 401(K) SAVINGS PLAN AND TRUST
(Exact name of Plan)

001
Plan Number

ASSOCIATED ESTATES REALTY CORPORATION
(Exact name of registrant as specified in its charter)

Ohio	34-1747603
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5025 Swetland Court, Cleveland, Ohio	44143-1467
(Address of principal executive offices)	(Zip Code)

(216) 261-5000
(Registrant's telephone number, including area code)

(Former name, former address and former fiscal year,
if changed since last report)

THE AERC 401(K) SAVINGS PLAN AND TRUST

December 31, 2004

TABLE OF CONTENTS

<u>Report of Reznick Group, P.C., Independent</u>
<u>Registered Public Accounting Firm</u>

To Participants and Administrator of the AERC 401(K) Savings
Plan and Trust

        We have audited the financial statements of the AERC 401(K) Savings Plan and Trust (the "Plan") as of December 31, 2004 and 2003 and for the year ended December 31, 2004 and the supplemental schedule as of December 31, 2004, as listed in the accompanying contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the AERC 401(K) Savings Plan and Trust as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

<u>/s/ Reznick Group, P.C.</u>
Bethesda, Maryland
May 23, 2005

The AERC 401(K) Savings Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2004 and December 31, 2003

	2004	2003
ASSETS		
Investments, participant directed (See Note C)	$ 7,202,693	$ 6,826,438
Receivables:		
Employer contribution	5,109	-
Participant contributions	31,962	-
Total receivables	37,071	-
Total Assets	$ 7,239,764	$ 6,826,438

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year ended December 31, 2004

Additions to net assets attributed to:		
Investment income		
Net appreciation in fair value of investments (Note C)		$ 609,671
Interest and dividends		95,693
Contributions		
Employer	$ 137,419	
Participants	1,010,617	1,148,036
Total additions		1,853,400
Deductions from net assets attributed to:		
Benefits paid to participants		1,426,671
Expenses paid		13,403
Total deductions		1,440,074
NET INCREASE		413,326
Net assets available for plan benefits		
Beginning of year		6,826,438
End of year		$ 7,239,764

The accompanying notes are an integral part of this statement.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the AERC 401(K) Savings Plan and Trust have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit-sharing trusts and in accordance with the terms of the Trust Agreement. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.   Investment Valuation and Income Recognition

Participant notes receivable are valued at cost, which approximates fair value. The Plan's investments are stated at fair value except for its benefit-responsive investment contract, which is valued at contract value which approximates fair value (Note D). Quoted market prices are used to value investments. Units of pooled separate accounts are valued at the net asset value of the units held by the Plan at year end.

Purchases and sales of investments are recorded on a trade date basis. Investment income is recorded as earned and reinvested in the Plan.

2.   Federal Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") which classified the Plan as a qualified employee benefit plan, exempt from income taxes, under the Employee Retirement Income Security Act of 1994 ("ERISA").

3.   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4.   Payment of Benefits

Benefits are recorded when paid.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004

NOTE B - DESCRIPTION OF PLAN

The following description of the AERC 401(K) Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan is a plan of a controlled group of corporations which became effective April 1, 1990. The Plan has been amended several times and restated for the purpose of modifying the benefits provided and complying with changes in applicable law. Effective May 1, 2004, the Plan was amended and restated and Prudential Retirement Insurance and Annuity Company ("Prudential") replaced Scudder, Stevens & Clark ("Scudder") as trustee, administrator, and custodian of the Plan ("Trustee"). Plan assets transferred to the new Trustee were transferred into investment options comparable to those offered by the previous custodian. The conversion initiated a "Black Out" period beginning April 19, 2004 and continued through May 14, 2004. During this period, funds could not be applied to the employee selected funds with the Trustee or withdrawn from the Plan until the Trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions.

Employees are eligible to participate in the Plan with elective deferrals after six months of service provided that they have reached the age of 21. Twelve months of service is required for a participant to receive an employer matching contribution of 25% of the participant's contribution up to a maximum participant contribution of 6% of their gross wages. Participants may elect to contribute up to 25% of their gross wages and currently have the option of investing their accounts between eighteen different investment options. The investment options include Associated Estates Realty Corporation ("AERC") common stock, an unallocated insurance contract and sixteen different pooled separate accounts. Participants are immediately vested in the portion of their investment account which includes participant contributions plus actual earnings thereon. Vesting in the employer matching contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after three years of credited service.

At December 31, 2004 and 2003, forfeited non-vested accounts totaled $143 and $4,145, respectively. These accounts will be used to reduce future employer contributions. Also, in 2004, employer contributions were reduced by $8,529 from forfeited nonvested accounts.

On termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, installment payments, a distribution in kind, or any reasonable combination of the foregoing.

NOTE C - INVESTMENTS

The Plan's investments are held by Prudential and Scudder at December 31, 2004 and 2003, respectively. The following table presents the fair value of the investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

Market Value of Investments

	December 31, 2004 Fair Value	December 31, 2003 Fair Value
Investment at fair value as determined by Scudder		
Stable Value fund	$ -	$ 1,240,696
Income fund	-	717,292
Moderate portfolio	-	704,686
Stock Index fund	-	1,974,796
Growth and Income fund	-	1,424,566
Associated Estates Realty Corporation Stock fund	-	346,719
Other	-	417,683
Investment at fair value as determined by Prudential		
Guaranteed Income	1,279,521	-
Core Bond	625,266	-
Balanced/Wellington Mgmt, SSGA	787,527	-
Large Cap Value/Wellington Mgmt	1,495,688	-
Associated Estates Realty Corporation Stock fund	472,899	-
Other	2,541,792	-
	$ 7,202,693	$ 6,826,438

During the year ended December 31, 2004, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $609,671 as follows:

Pooled separate accounts	$ 484,270
Mutual Funds	(15,604)
Common Stock	141,005
	$ 609,671

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004

NOTE D - INVESTMENT CONTRACT WITH INSURANCE COMPANY

In 2004, the Plan entered into a benefit-responsive contract with Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by PRIAC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 2.5 percent for 2004. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting.

NOTE E - PARTICIPANT NOTES RECEIVABLE

During 2004, the Plan made loans to various employees from their respective interests in the Plan. These loans and loans made in prior years bear interest at rates varying from 5% to 9%, and are being amortized over the terms of the loans with bi-weekly payments of principal and interest. The notes have maturity dates equal to or less than five years (ten years if the loan funds are utilized to purchase a primary residence) from the date of the notes, face value equal or greater than $1,000, and do not exceed 50 percent of the present value of the borrowers' interest in the Plan.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the companies participating in the Plan have the right to discontinue their matching contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS

For the year ended December 31, 2004, the Plan purchased AERC common stock at a cost of $81,992. The fair value of AERC common stock included in investments at December 31, 2004 and 2003 was $472,899 and $346,719, respectively.

Certain Plan investments are units of pooled separate accounts managed by Prudential. Prudential is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to Prudential for the investment management services provided by Prudential amounted to $12,459 for the year ended December 31, 2004.

The AERC 401(K) Savings Plan and Trust

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2004

NOTE G - PARTY-IN-INTEREST TRANSACTIONS - (Continued)

Certain Plan investments for the period January 1, 2004 through April 30, 2004, were shares of mutual funds managed by Scudder. Scudder was a trustee for the period January 1, 2004 through April 30, 2004 as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Scudder for the investment management services amount to $944 for the year ended December 31, 2004.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31, 2004	December 31, 2003
Net assets available for plan benefits per the financial statements	$ 7,239,764	$ 6,826,438
Amounts allocated to withdrawing participants	(17,607)	(26,704)
Net assets available for plan benefits per Form 5500	$ 7,222,157	$ 6,799,734

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$ 1,426,671
Add: Amounts allocated to withdrawing participants at December 31, 2004	17,607
Less: Amounts allocated to withdrawing participants at December 31, 2003	(26,704)
Benefits paid to participants per Form 5500	$ 1,417,574

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but have not yet been paid as of that date.

SUPPLEMENTAL INFORMATION

THE AERC 401(K) SAVINGS PLAN AND TRUST

FORM 5500 SCHEDULE H - ITEM IV(I)
SCHEDULE OF ASSETS HELD FOR INVESTMENT

DECEMBER 31, 2004

Identity of Party Involved	Description	Maturity	Interest Rate	Fair Value
Prudential	Guaranteed Income	N/A	N/A	$ 1,279,521
Prudential	Core Bond	N/A	N/A	625,266
Prudential	High Yield Bond/Caywood-Scholl Fund	N/A	N/A	12,063
Prudential	Balanced/Wellington Mgmt, SSGA	N/A	N/A	787,527
Prudential	Lifetime20 Fund	N/A	N/A	14,533
Prudential	Lifetime30 Fund	N/A	N/A	3,742
Prudential	Lifetime40 Fund	N/A	N/A	8,890
Prudential	Lifetime50 Fund	N/A	N/A	16,971
Prudential	Lifetime60 Fund	N/A	N/A	1,898
Prudential	Large Cap Value/Wellington Mgmt.	N/A	N/A	1,495,688
Prudential	Lord Abbett Affiliated-Class P	N/A	N/A	49,707
Prudential	Dryden S & P 500 Index Fund	N/A	N/A	1,836,778
Prudential	American Century Ultra Account	N/A	N/A	22,295
Prudential	American Century Equity Income	N/A	N/A	14,830
Prudential	Ivy Small Cap Growth	N/A	N/A	191,241
Prudential	International Growth/Artisan Partners	N/A	N/A	134,041
Prudential	Cohen & Steers Equity Realty Income	N/A	N/A	13,117
AERC	Stock Fund	N/A	N/A	472,899
Participant loans	Participating loans	Various	5%-9%	221,686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AERC 401(K) SAVINGS
PLAN AND TRUST

Signature	Title	Date
/s/ Jeffrey I. Friedman Jeffrey I. Friedman	Trustee	June 21, 2005
/s/ Lou Fatica Lou Fatica	Trustee	June 21, 2005
/s/ Nan Zieleniec Nan Zieleniec	Trustee	June 21, 2005